

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 13, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, Colorado

> **Re: Liberty Interactive Corporation**
> **Form 10-K**
> **Filed February 26, 2016**
> **Form 10-K/A**
> **Filed April 29, 2016**
> **File No. 001-33982**

Dear Mr. Maffei:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Renee L. Wilm, Esq.